PROSPECTUS SUPPLEMENT	Filed pursuant to Rule 424(b)(3)
(to Prospectus dated October 19, 2026)	Registration Statement No. 333-294417
11,499,992 Shares of Class A Common Stock Issuable Upon Exercise of Warrants
This prospectus supplement supplements the prospectus dated October 19, 2026 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-294417). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
This prospectus supplement relates to the issuance by us of up to 11,499,992 shares of Class A common stock, par value $0.001 per share (the “Pubco Class A Common Stock”), of Evernorth Holdings Inc., a Nevada corporation, that are issuable upon the exercise of the warrants to purchase one share of Pubco Class A Common Stock at a price of $11.50 per share (the “Public Warrants”) that were issued in exchange for the redeemable warrants included in the units sold in the initial public offering of Arrington Capital SPAC I Inc., a Delaware corporation (f/k/a Armada Acquisition Corp. II, a Cayman Islands exempted company with limited liability) (“SPAC”). Each Public Warrant entitles the registered holder to purchase one share of Pubco Class A Common Stock at an exercise price of $11.50 per share. We will not receive any proceeds from the sale of Pubco Class A Common Stock pursuant to the Prospectus, except with respect to amounts received by us upon the exercise of the Public Warrants.
The Pubco Class A Common Stock and the Public Warrants are listed on the Nasdaq Global Market under the symbols “XRPN” and “XRPNW,” respectively. On October 22, 2026, the last reported sale price of the Pubco Class A Common Stock was $15.46 per share and the last reported sale price of the Public Warrants was $3.76 per warrant.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus, including this prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 23, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 23, 2026
Evernorth Holdings Inc.
(Exact name of registrant as specified in its charter)

Nevada (State or Other Jurisdiction of Incorporation )	001-43505 (Commission File Number)	39-4156999 (I.R.S. Employer Identification No.)
600 Battery St. San Francisco, California 94111 (Address of principal executive offices)

Registrant’s telephone number, including area code: (415) 322-3046
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	XRPN	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	XRPNW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.
On October 23, 2026, Evernorth Holdings Inc., a Nevada corporation (the “Company”), entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with CF Principal Investments LLC (“Cantor”) relating to a committed equity facility (the “Facility”). Pursuant to the Purchase Agreement, the Company has the right from time to time at its option to sell to Cantor up to 5,218,935 newly issued shares (the “Total Commitment”) of the Company’s Class A common stock, par value $0.001 per share (the “Common Stock”), subject to certain conditions and limitations set forth in the Purchase Agreement. While there are distinct differences, the Facility is structured similarly to a traditional at-the-market equity facility, insofar as it allows the Company to raise primary equity capital on a periodic basis outside the context of a traditional underwritten follow-on offering.

Sales of the Common Stock to Cantor under the Purchase Agreement, and the timing of any sales, will be determined by the Company from time to time in its sole discretion and will depend on a variety of factors, including, among other things, market conditions, the trading price of the Common Stock and determinations by the Company regarding the use of proceeds of such Common Stock. The net proceeds from any sales under the Purchase Agreement will depend on the frequency with, and prices at, which the Common Stock is sold to Cantor. The Company expects to use the proceeds from any sales under the Purchase Agreement in the manner to be set forth in the prospectus included in the Initial Resale Registration Statement (as defined below).

Upon the initial satisfaction of the conditions to Cantor’s obligation to purchase Common Stock set forth in the Purchase Agreement (the “Commencement”), including that a registration statement registering the resale by Cantor of the Common Stock under the Securities Act of 1933, as amended (the “Securities Act”), that may be sold to it by the Company under the Purchase Agreement (the “Initial Resale Registration Statement”) is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion until the first day of the month next following the 14-month anniversary of the date of the Purchase Agreement, to direct Cantor to purchase shares of Common Stock by delivering written notice to Cantor after 6:00 a.m., New York City time, but prior to 9:00 a.m., New York City time, on any trading day. The number of shares that Cantor may be required to purchase pursuant to any such notice is limited to the least of (i) the number of shares that, when aggregated with all other shares of Common Stock then beneficially owned by Cantor and its affiliates, would not result in their beneficial ownership of more than 4.99% of the outstanding voting power or shares of Common Stock (the “Beneficial Ownership Limitation”), (ii) 20% of the total number of shares of Common Stock traded during the applicable purchase period on the applicable purchase date and (iii) the Company’s good faith estimate, set forth in the notice, of the number of shares Cantor will be obligated to purchase. The purchase price of the shares of Common Stock that the Company elects to sell to Cantor pursuant to the Purchase Agreement will be 97% of the volume weighted average price of the Common Stock during the applicable purchase period on the purchase date on which the Company has timely delivered written notice to Cantor directing it to purchase Common Stock under the Purchase Agreement; provided that, on any trading day on which the Company delivers, and Cantor accepts, a notice requesting a percentage of trading volume in excess of 20%, the purchase price will be calculated using the lower of such volume weighted average price and the lowest sale price in any block trade of more than 100,000 shares sold on such trading day following such acceptance. In addition, the Company may not deliver a purchase notice unless the closing sale price of the Common Stock on the immediately preceding trading day is not less than a threshold price equal to the greater of (a) $1.00, (b) 90% of such closing sale price and (c) such higher price as the Company may specify in the notice (the “Threshold Price”), and if the sale price of the Common Stock falls below the Threshold Price during a purchase date, the number of shares purchased and the purchase price will be calculated using only the portion of such purchase date during which the sale price was not below the Threshold Price.

In consideration for Cantor’s execution and delivery of the Purchase Agreement, the Company agreed to pay to Cantor a cash commitment fee of $521,893.50, equal to 1.0% of the Total Commitment multiplied by $10.00 per share (the “Upfront Commitment Fee”), by wire transfer of immediately available funds within five business days following the Upfront Determination Date specified in the Purchase Agreement. The “Upfront Determination Date” is the date on which the Initial Resale Registration Statement is declared effective by the SEC. The entire amount of the Upfront Commitment Fee will be fully earned by Cantor and non-refundable as of the date of the Purchase Agreement, regardless of whether any purchases are made or settled under the Purchase Agreement or of any subsequent termination of the Purchase Agreement; provided that, on the earliest of (x) the date Cantor has purchased 1,000,000 shares of Common Stock under the Purchase Agreement, (y) the date that is eight weeks after the Upfront Determination Date and (z) the effective date of any termination of the Purchase Agreement by the

Company, including in connection with the engagement of Cantor Fitzgerald & Co. for an at the market offering pursuant to the terms of the Purchase Agreement (the “Measurement Date”), the fee will be recalculated as 1.0% of the Total Commitment multiplied by the volume weighted average price at which the first 1,000,000 shares of Common Stock purchased under the Purchase Agreement through the Measurement Date were purchased, before giving effect to any discount applied in determining the purchase price (the “True-Up Fee”), or, if no shares have been purchased as of the Measurement Date, multiplied by the closing sale price of the Common Stock on the Upfront Determination Date. To the extent the True-Up Fee exceeds the Upfront Commitment Fee, the Company must pay such excess amount (the “Additional Commitment Fee”) to Cantor in cash within three trading days after the Measurement Date or, where the Measurement Date occurs by reason of clause (z) above, on or before the effective date of such termination. Notwithstanding the foregoing, in no event shall the aggregate amount of Upfront Commitment Fee plus any Additional Commitment Fee payable by the Company to Cantor exceed $1,000,000. For the avoidance of doubt, the Upfront Commitment Fee will not be reduced if the recalculated amount is less than the Upfront Commitment Fee, and any Additional Commitment Fee will form part of the Upfront Commitment Fee for all purposes of the Purchase Agreement.

Additionally, if during the term of the Facility the Company becomes eligible to register the Common Stock on Form S-3, the Company may, at its sole option, terminate the Purchase Agreement and engage Cantor Fitzgerald & Co. as its exclusive sales agent for an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, in which event the Company will be entitled to apply as a credit against the compensation payable in connection with such at the market offering a portion of the Upfront Commitment Fee equal to the least of (a) the Upfront Commitment Fee multiplied by a fraction, the numerator of which is the number of calendar days from the effective date of the Form S-3 registration statement for such offering to November 1, 2027 and the denominator of which is the number of calendar days from the date of the Purchase Agreement to November 1, 2027, (b) the Upfront Commitment Fee multiplied by a fraction, the numerator of which is the number of shares of Common Stock that remains unsold under the Purchase Agreement as of such effective date and the denominator of which is the Total Commitment, and (c) up to 75% of the Upfront Commitment Fee. For the purposes of clauses (a) through (c) above, references to the Upfront Commitment Fee mean the aggregate amount of the Upfront Commitment Fee (including any Additional Commitment Fee) actually paid by the Company to Cantor. The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

The Company has also agreed to reimburse Cantor and Cantor Fitzgerald & Co. for their reasonable and documented out-of-pocket and legal expenses related to the transactions contemplated by the Purchase Agreement, not to exceed $250,000 in connection with the entry into the Purchase Agreement, which amount is payable on the date of the Purchase Agreement, $50,000 per fiscal quarter in connection with Cantor’s ongoing due diligence, in each case, without the Company’s prior written consent, and $500,000 in the aggregate. The Purchase Agreement also prohibits the Company from effecting or entering into an agreement to effect certain variable rate transactions, subject to specified exceptions.

Cantor is an affiliate of Cantor Fitzgerald & Co., a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and Cantor Fitzgerald & Co. is expected to act as an executing broker for sales of the Common Stock by Cantor to the public. Because Cantor will receive all of the net proceeds of such sales, Cantor Fitzgerald & Co. is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121, and such sales will accordingly be conducted in compliance with FINRA Rule 5121, which requires the participation of a “qualified independent underwriter” in the preparation of the Initial Resale Registration Statement. The Company has engaged StoneX Financial Inc. to act as qualified independent underwriter for that purpose and has agreed to pay it a cash fee of $200,000 and to reimburse its fees and expenses, including the fees and expenses of its counsel and FINRA filing fees.

Concurrently with the execution of the Purchase Agreement, the Company and Cantor entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide Cantor with certain registration rights with respect to the shares of Common Stock issuable under the Purchase Agreement. Pursuant to the Registration Rights Agreement, the Company has agreed to file the Initial Resale Registration Statement on Form S-1 with the SEC no later than 30 days after the date of the Registration

Rights Agreement, and to use its commercially reasonable efforts to cause the Initial Resale Registration Statement to be declared effective as soon as reasonably practicable following such filing, but no later than the fifth business day after the date the Company is notified by the SEC that the Initial Resale Registration Statement will not be reviewed or will not be subject to further review. The Company has also agreed to file one or more additional registration statements if necessary to cover all of the shares of Common Stock issuable under the Purchase Agreement, and to use its commercially reasonable efforts to keep each such registration statement effective, and the prospectus contained therein available for use, until the earlier of the date on which Cantor has sold all of the shares covered thereby and the date of termination of the Purchase Agreement if Cantor then holds no such shares, subject to the Company’s right to suspend use of the prospectus for limited periods in specified circumstances. The Company will bear the expenses of such registrations, and the Registration Rights Agreement contains customary indemnification and contribution obligations of each party.

The Purchase Agreement will terminate automatically on the earliest to occur of (i) the first day of the month next following the 14-month anniversary of the date of the Purchase Agreement, (ii) the date on which Cantor has purchased the Total Commitment of shares of Common Stock under the Purchase Agreement, (iii) the date on which the Common Stock fails to be listed or quoted on The Nasdaq Stock Market LLC or a specified alternative market and (iv) the commencement of certain bankruptcy or insolvency proceedings with respect to the Company. The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon three trading days’ prior written notice to Cantor, provided that the Upfront Commitment Fee and any Additional Commitment Fee (including any Additional Commitment Fee determined by reference to a Measurement Date occurring on the effective date of such termination) payable have theretofore been paid. Cantor also has the right to terminate the Purchase Agreement upon the occurrence of certain customary events specified therein, including a material adverse effect with respect to the Company, a fundamental transaction, an uncured material breach by the Company of the Registration Rights Agreement, a lapse in the availability of the Initial Resale Registration Statement for more than 45 consecutive trading days or an aggregate of 90 trading days in any 365-day period and a suspension of trading in the Common Stock. In addition, Cantor may terminate the Purchase Agreement immediately if, at any time after the seventh trading day following the closing under the Purchase Agreement, the aggregate market value of the Company’s outstanding voting and non-voting common equity is less than $100 million. No termination of the Purchase Agreement will affect the Registration Rights Agreement, which will survive any such termination.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, which are attached to this Current Report on Form 8-K as Exhibit 10.1 and Exhibit 10.2, respectively, each of which is incorporated herein by reference.

This Current Report on Form 8-K shall not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock, nor shall there be any sale of shares of Common Stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Item 3.02    Unregistered Sales of Equity Securities.
The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference into this Item 3.02 in its entirety.
The shares of Common Stock that may be issued under the Purchase Agreement are being offered and sold in transactions exempt from registration under the Securities Act, in reliance on the exemption afforded under Section 4(a)(2) thereof.

Item 9.01    Financial Statements and Exhibits.
d. Exhibits

Exhibit No.	Description
10.1#	Common Stock Purchase Agreement, dated October 23, 2026, between Evernorth Holdings Inc. and CF Principal Investments LLC
10.2#	Registration Rights Agreement, dated October 23, 2026, between Evernorth Holdings Inc. and CF Principal Investments LLC
___________
#      Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted exhibit or schedule upon request by the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evernorth Holdings Inc.
Dated: October 23, 2026
	By:	/s/ Asheesh Birla
		Name:	Asheesh Birla
		Title:	Chief Executive Officer